Free Writing Prospectus dated September 25, 2007
Filed pursuant to Rule 433
Registration Statement No. 333-126757

Protective Life Secured Trust 2007-D

Summary of Terms for Issuance
September 25, 2007

Issuer:	Protective Life Secured Trust 2007-D
Description of Securities:	Registered Medium-Term Notes
Ratings:	Aa3/AA
Size:	$300,000,000
Trade Date:	September 25, 2007
Settlement:	September 28, 2007 (T+3)
Maturity:	September 28, 2012
Coupon:	5.45%
Coupon Payment Dates:	Semi-annually on March 28th and September 28th of each year, or next good business day, commencing March 28, 2008 and ending on the Maturity Date
Redemption / Call Features:	Non-call life
Benchmark Treasury:	4.125% due 8/31/2012
Benchmark Price / Yield:	99-13 / 4.259%
Denominations:	$1,000 by $1,000
Reoffer Spread:	123 basis points
Reoffer Price / Yield:	99.831 / 5.489%
Gross Spread:	35 basis points
Price to Issuer:	99.481
Proceeds to Issuer:	$298,443,000
Sole Bookrunner & Jt. Lead:	Banc of America Securities LLC (90% Economics)
Jt. Lead Manager:	Protective Securities, a division of ProEquities, Inc. and an affiliate of Protective Life Insurance Company (10% Economics)
CUSIP:	74367FAN8

Protective Life Insurance Company ("Protective Life") has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Protective Life has filed with the SEC for more complete information about Protective Life and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Protective Life, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.